Andrew Goodman 212.813.8824 agoodman@goodwinlaw.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

November 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook and Mary Beth Breslin

Re:	Inotek Pharmaceuticals Corporation

Preliminary Proxy Statement on Schedule 14A

Filed October 12, 2017

File No. 001-36829

Dear Ms. Westbrook and Ms. Breslin:

This letter is being submitted on behalf of Inotek Pharmaceuticals Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on October 12, 2017 ( “Preliminary Proxy Statement”), as set forth in your letter dated November 10, 2017 addressed to Mr. Southwell, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A ( “Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Preliminary Proxy Statement, and page references in the responses refer to Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 1 (marked to show changes from the Preliminary Proxy Statement).

November 20, 2017

Preliminary Proxy Statement

Cover Page

1.	We note your disclosure on page 74 that the exchange ratio is subject to adjustment based on the amount of net cash of Inotek as of the determination date. Please revise the cover page to state the manner in which the exchange ratio may be adjusted. Please also disclose the number of shares that would be issued in the merger as of the most recent practicable date.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on the cover page.

2.	Please disclose on the cover page that there is no adjustment to the number of shares of your common stock to be issued in the merger based on the market value of your common stock, and that the market value of your common stock may vary significantly from the market value as of the date of the proxy statement.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on the cover page.

3.	Please revise the cover page to state the range of reverse stock split ratios that shareholders are being asked to approve.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on the cover page.

The Merger

Opinion of Inotek’s Financial Advisor, page 55

4.	Please supplementally provide us with copies of all materials prepared by Perella Weinberg and shared with your board of directors and their representatives, including copies of all board books and all transcripts and summaries, that were material to the board’s decision to approve the merger and the transactions contemplated thereby.

RESPONSE: In response to the Staff’s comment, the confidential board book prepared by Perella Weinberg Partners LP (“PWP”) in connection with their opinion as presented to the board of directors of the Company at the meeting held on September 12, 2017 is being provided

November 20, 2017

directly to the Staff by Ropes & Gray LLP, as counsel to PWP, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rule, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Preliminary Proxy Statement, including any amendments thereto. By separate letter, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 has been made by PWP.

5.	Please expand your disclosure to state the relevant selection criteria for the companies used in each of the selected IPO analysis, selected public company market valuation analysis and selected merger and acquisition transaction analysis, and whether any companies or transactions that met the selection criteria were excluded from the analysis and why.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 58 to 60 to clarify all selection criteria utilized by PWP in identifying the companies or transactions used in each of the selected IPO analysis, selected public company market valuation analysis and selected merger and acquisition transaction analysis. We respectfully note that representatives of PWP have advised the Company that PWP is not aware of any companies or transactions that met the selection criteria which were excluded from the analysis.

Rocket’s Business

Gene Therapy Overview, page 96

6.	We note your disclosure in the last sentence of the third paragraph in this section indicating that Rocket believes its LVV and AVV-based programs have the potential to offer therapeutic development with a “favorable safety profile.” Please remove this and any other statement suggesting that any of Rocket’s product candidates are safe, as such determination is within the authority of the relevant regulatory agencies.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed all statements relating to the safety profile of any of Rocket Pharmaceuticals, Ltd.’s (“Rocket’s”) product candidates.

Pipeline Overview, page 99

7.

Please revise Rocket’s pipeline development chart to clearly identify the stage of development that has been completed. For example, the arrows corresponding to LAD-I and PKD suggest that Rocket has completed preclinical development, and the arrow corresponding to FANC-A

November 20, 2017

suggests that Rocket has completed the discovery phase for this indication. Please also provide the relevant indication for Rocket’s AAV program or remove this program from the chart.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the pipeline development chart on page 98 to more clearly identify the applicable stage of development for each of Rocket’s product candidates. Additionally, the Company has removed Rocket’s AAV program from the pipeline development chart in response to the Staff’s comment.

Fanconi Anemia Complementation Group A (FANCA), page 101

8.	Please clarify the meaning of any significant scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by “allogeneic,” “HSCs,” “aplasia,” “leukemogenesis,” “non-myeloablative cytotoxic and non-cytotoxic conditioning agents” “neutrophils,” and “dimerization.”

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Rocket’s Business section to clarify or define scientific or technical terms the first time they are used in line with the Staff’s plain English guidance (see, e.g., “allogeneic hematopoietic stem cell transplantation” on page 97, “bone marrow aplasia” on page 100, “granulocyte-colony stimulating factor” and “plexiform” on page 101, “leukemogenesis” on page 102, “low dose non-myeloablative cytotoxic and non-cytotoxic conditioning agents” on page 102, “neutrophils” on page 102, “CD18 hypomorphic mouse” on page 103, “hemolytic anemia” on page 103, “splenomegaly” on page 103, “cirrhosis” on pages 103-104, “cardiomyopathy” on page 104, “reticulocytosis” on page 104, and “mitomycin-C” on page 106).

Additionally, in response to the Staff’s comments 8-10 to revise the disclosure relating to Rocket’s Business to make the disclosure more clear and understandable to a lay reader, and as further detailed in the Company’s responses to comments 9 and 10 below, the Company has either clarified the relevance or significance of its statements (see, e.g., page 106 regarding the AAV data) or has removed graphics, data or other disclosures that were not easily understandable to a lay reader and were not material to the Company’s shareholders in considering the proposed merger or their future investment in the proposed combined company.

9.

We note your disclosure in the second numbered paragraph on page 102. Please revise your disclosure to clearly explain and give context to the proliferative advantage you state has been shown. In this regard, it is not clear if your statements are based on the single patient mentioned

November 20, 2017

at the end of this section. Please also place your statements in the third numbered paragraph in the appropriate context by discussing the cohort you refer to as “recently treated patients.”

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the disclosure in the second numbered paragraph on page 101 and the reference to “recently treated patients” in the third numbered paragraph in order to be consistent with the Staff’s “plain English” guidance, and such disclosures are not material to the Company’s shareholders in considering the proposed merger or their future investment in the proposed combined company.

Rocket Development Programs

Leukocyte Adhesion Deficiency-I (LAD-I) Pre-Clinical Proof of Concept, page 105

10.	Please revise the graphic on page 105 to ensure it is legible and contains the appropriate explanatory information for an investor to understand the graphic. Make similar revisions to the graphics throughout this section as appropriate. Also expand the disclosure following the graphic on p. 105 to explain the significance of the presentation. For instance, the significance of the “restoration of 2-Integrin dimerization” is unclear.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the graphic on page 105 and the disclosure following the graphic on page 105 in order to be consistent with the Staff’s “plain English” guidance, and such disclosures are not material to the Company’s shareholders in considering the proposed merger or their future investment in the proposed combined company.

Material Contracts, page 112

11.	For each of Rocket’s license agreements and Rocket’s contract research and collaboration agreements, disclose the amount of up-front payment, milestone payments, individually or in the aggregate, royalty rate, or royalty range not to exceed ten percent, as well as term and termination provisions.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 108 to 112 with respect to Rocket’s material contracts to disclose payment, royalties, term and termination provisions.

Shares of Inotek Common Stock Issued to Rocket Shareholders upon Closing of the Merger, page 140

12.	Please tell us whether a simple majority of the preferred shareholders elected to convert their preferred shares or provide us an analysis showing how the merger terms will satisfy the

November 20, 2017

conditions of automatic conversion.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that a sufficient majority of Rocket’s preferred shareholders voted to convert their preferred shares to ordinary shares at the closing of the merger on September 19, 2017 at an extraordinary general meeting of Rocket’s shareholders.

Audited Financial Statements of Rocket Pharmaceuticals, Ltd. for the Year Ended December 31, 2016

Notes to Financial Statements

Agreements Related to Intellectual Property , page F-17

13.	Please disclose the amounts of acquired intellectual assets expensed to date and during the periods presented under each of your license and research collaboration agreements.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in Note 12 in the audited financial statements of Rocket Pharmaceuticals, Ltd. for the year ended December 31, 2016.

14.	Please tell us whether you incurred any upfront fees in connection with your agreements. If so, tell us what the fees represent and how you account for them. With regards to the agreements under which you acquired exclusive rights and sublicensing rights, tell us how you accounted for these rights.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in Note 12 of the audited financial statements of Rocket Pharmaceutical, Ltd. for the year ended December 31, 2016 to identify and describe the accounting for acquired assets such as intellectual property, exclusivity rights and sub-licensing rights. Rocket has incurred upfront license fees in connection with its agreements and has expensed these fees as research and development costs.

Notes to Financial Statements

Unaudited Financial Statements of Rocket Pharmaceuticals, Ltd. for the Six Months Ended June 30, 2017

Manufacturing Agreements, page F-37

15.	Please disclose the timing by which your obligation of $3,600,000 will be paid and explain why this commitment is greater than $721,000 that is disclosed on your contractual obligations table on page 129.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the

November 20, 2017

Staff that it has revised the disclosure on page F-37. The amount of $3,600 in footnote 11 on page F-37 of the Preliminary Proxy Statement inadvertently included both “Manufacturing Agreements” and “Research Agreements”. The footnote has been updated to September 30, 2017 and corrected to reflect just the Manufacturing Agreement non-cancellable commitments at September 30, 2017.

The undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company and its management is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned by phone at 212-813-8824 or by email at AGoodman@goodwinlaw.com.

Sincerely,

/s/ Andrew Goodman

Andrew Goodman

Enclosures

cc:	David P. Southwell, President and Chief Executive Officer, Inotek Pharmaceuticals Corporation

Mitch Bloom, Goodwin Procter LLP